Exhibit 99.1

Cellebrite Announces Second-Quarter 2024 Results

Revenue of $95.7 million, 25% year-over-year increase primarily due to

27% growth in subscription revenue;

ARR of $345.9 million, up 26% year-over-year;

Adjusted EBITDA of $21.6 million, 22.6% adjusted EBITDA margin;

Company increases 2024 outlook for revenue and adjusted EBITDA, and raises midpoint for ARR

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, August 15, 2024 – Cellebrite (NASDAQ: CLBT), a global leader in Digital Intelligence (“DI”) solutions for the public and private sectors, today announced financial results for the three and six months ending June 30, 2024.

“Our outstanding second-quarter 2024 performance was highlighted by significant strategic progress and strong growth in ARR, revenue and adjusted EBITDA,” said Yossi Carmil, Cellebrite’s CEO. “During the past several months, we delivered against our top strategic priorities while advancing important initiatives to expand our relationship with the U.S. federal government, drive AI-powered innovation across our Case to Closure platform, and improve our capital structure and trading liquidity. We are pleased to see that our Case to Closure platform is resonating with both public sector agencies and corporations around the world, enabling us to deliver on our brand promise of Justice Accelerated and, in the process, help make our world a better, safer place. As a result of our first-half 2024 financial performance and the opportunities we see over the next two quarters, we have increased our full-year 2024 outlook and believe that we are positioned to deliver an ARR growth rate and an adjusted EBITDA margin that will achieve or surpass ‘Rule of 45’ for the second straight year.”

Second-Quarter 2024 Financial Highlights

●	Revenue of $95.7 million, up 25% year-over-year

●	Subscription revenue was $85.4 million, up 27% year-over-year

●	Annual Recurring Revenue (ARR) of $345.9 million, up 26% year-over-year

●	Recurring revenue dollar-based net retention rate of 124%

●	GAAP gross profit and gross margin of $79.5 million and 83.0%, respectively; Non-GAAP gross profit and gross profit margin of $80.1 million and 83.7%, respectively

●	GAAP net loss of $23.8 million; Non-GAAP net income of $22.9 million

●	GAAP diluted loss per share of $(0.12); Non-GAAP diluted EPS of $0.10

●	Adjusted EBITDA and adjusted EBITDA margin of $21.6 million and 22.6%, respectively

Second-Quarter 2024 and Recent Business & Operational Highlights

TAM Expansion – U.S. Federal Marketplace

●	On July 17, 2024, Cellebrite formed Cellebrite Federal Solutions and acquired Cyber Technology Services, Inc. These are key steps in the Company’s plans to broaden and elevate its relationships with the U.S. federal government. These actions complement and augment an ongoing investment to achieve FedRAMP authorization for Cellebrite’s software-as-a-service offerings. As a result, Cellebrite moves forward better positioned to directly participate in a broader range of new programs and projects with U.S. federal customers over the longer term.

Innovation and Go-to-Market

●	On July 30, 2024, Cellebrite and Relativity jointly announced a strategic technology and go-to-market partnership that delivers cutting-edge solutions for mobile device collection, processing and review. The new solutions drastically increase efficiency by streamlining workflow while improving accessibility and usability of mobile evidence in legal data use cases. The collaboration focuses on the development and offering of a RelativityOne and Cellebrite Remote Mobile Collection and Conversion, in which Relativity is the only e-discovery provider to have direct integrations with Cellebrite Endpoint Inspector and Cellebrite Endpoint Mobile Now.

Go-to-Market

●	On June 26, 2024, Cellebrite announced that Endpoint Inspector SaaS, the Company’s real-time, consent-based data access, collection and analysis solution, is now available on Amazon Web Services (AWS) Marketplace (Nasdaq: AMZN). As a result, AWS customers can quickly and easily deploy Endpoint Inspector SaaS, through the AWS Marketplace Management Portal. The AWS Marketplace also allows customers to automate billing and track payments through AWS.

Team

●	On August 14, 2024, Cellebrite announced that Troy Richardson had joined its board of directors, effective August 13, 2024. Mr. Richardson is a seasoned technology executive with more than 30 years of experience in leading, scaling and transforming global organizations. With the appointment of Troy Richardson, Cellebrite’s Board of Directors now consists of 10 directors.

●	On August 1, 2024, Cellebrite announced that Sigalit Shavit has joined the Company as Chief Information Officer, bringing more than 30 years of experience to Cellebrite’s information technology and security team. Shavit will focus on ensuring that Cellebrite’s information technology and security organizations continue supporting the day-to-day needs of the business, respond decisively to ever-evolving cyber threats, leverage AI and accelerate innovation.

Capital Markets

●	Cellebrite’s efforts to drive value creation for shareholders underpinned two major milestones:

o	Cellebrite announced today that it is calling for redemption all of the Company’s outstanding warrants to purchase ordinary shares, comprising 20.0 million public warrants (NASDAQ: CLBTW) and approximately 9.7 million private warrants after the last reported sale price of the Company’s ordinary shares was equal to or greater than $10.00 per share for 20 days within a 30 trading-day period.

o	Earlier today, Cellebrite also disclosed that 5.0 million Price Adjustment Shares will be issued and 3.0 million Restricted Sponsored Shares vested after the dollar volume-weighted average price of the Company’s ordinary shares was greater than or equal to $12.50 per share for the 20th trading day within a 30 trading-day period.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

Dana Gerner, Cellebrite’s CFO, stated, “Cellebrite’s strong top-line results in the second quarter of 2024 primarily reflect our ongoing success in increasing our wallet share with existing customers. Our Q224 revenue growth and disciplined management of our cost structure supported another quarter of increased profitability. We expect to build on our first-half 2024 performance as we move into the seasonally stronger second half of our fiscal year. Accordingly, we have updated our 2024 outlook, increasing Cellebrite’s full-year revenue and adjusted EBITDA targets and raising the mid-point of our full-year ARR expectations. In addition, we believe that today’s separate announcement to redeem nearly 30 million outstanding warrants, combined with the upcoming issuance of 5 million Price Adjustment Shares and recent vesting of 3 million Restricted Sponsor Shares, further validates our strategic and financial progress over the past 18 months and advances our long-standing objectives of supporting healthy trading liquidity, optimizing our capital structure and simplifying our financial reporting.”

The Company’s updated 2024 expectations are as follows:

	Third-Quarter 2024 Expectations (as of 8/15/24)	Full-Year 2024 Expectations (as of 8/15/24)
ARR	$366 million - $374 million	$388 million - $400 million
Annual Growth	24% - 27%	23% - 27%
Revenue	$100 million - $104 million	$390 million - $398 million
Annual Growth	19% - 24%	20% - 22%
Adjusted EBITDA	$25 million - $29 million	$90 million - $95 million
Adjusted EBITDA margin	25% - 28%	23% - 24%

Conference Call Information

Cellebrite will host a live conference call and webcast later this morning to review the Company’s financial second-quarter 2024 results and discuss its full-year 2024 outlook. Pertinent details include:

Date:	Thursday, August 15, 2024
Time:	8:30 a.m. ET
Call-In Number:	203-518-9708
Conference ID:	CLBTQ224
Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q2-2024-financial-results-investor-call-webcast
Webcast URL:	https://edge.media-server.com/mmc/p/gwesq4xv

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results. A transcript of the call will be added to this page along with access to the replay of the call later in the day.

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP EPS and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility to the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

In regard to forward-looking non-GAAP guidance, we are not able to reconcile the forward-looking Adjusted EBITDA measure to the closest corresponding GAAP measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, tax expense, depreciation and amortization expense, and certain financing and tax items.

Key Performance Indicators

This press release also includes key performance indicators, including annual recurring revenue and dollar-based retention rate.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its customers to protect and save lives, accelerate justice and preserve privacy in communities around the world. We are a global leader in Digital Investigative solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Investigation platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com, https://investors.cellebrite.com, or follow us on Twitter at @Cellebrite.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial information for the third quarter of 2024 and full year 2024 and certain statements related to increasing our full-year 2024 outlook and being positioned to deliver an ARR growth rate and an adjusted EBITDA margin that will achieve or surpass ‘Rule of 45’ for the second straight year; our expectation to build on our first-half 2024 performance as we move into the seasonally stronger second half of our fiscal year; and we have updated our 2024 outlook, increasing Cellebrite’s full-year revenue and adjusted EBITDA targets and raising the mid-point of our full-year ARR expectations. Such forward-looking statements including those with respect to 2024 third-quarter and full year revenue, annual recurring revenue (ARR) and adjusted EBITDA, as well as commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 21, 2024 and as amended on April 12, 2024, and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors Relations
Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com

+1 973.206.7760

Media
Victor Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404.804.5910

Cellebrite DI Ltd.

Second Quarter 2024 Results Summary

(U.S Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	95,714	76,684	185,296	147,918
Gross profit	79,453	63,653	155,771	122,481
Gross margin	83.0%	83.0%	84.1%	82.8%
Operating income	12,487	4,623	21,734	4,759
Operating margin	13.0%	6.0%	11.7%	3.2%
Net loss	(23,811)	(32,348)	(95,183)	(72,953)
Cash flow from operating activities	14,513	16,576	24,554	29,052

Non-GAAP Financial Data:
Operating income	19,806	9,395	35,685	15,048
Operating margin	20.7%	12.3%	19.3%	10.2%
Net income	22,925	10,715	39,791	17,614
Adjusted EBITDA	21,618	11,124	39,250	18,428
Adjusted EBITDA margin	22.6%	14.5%	21.2%	12.5%

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	June 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$106,956	$189,517
Short-term deposits	126,723	74,713
Marketable securities	71,630	38,693
Trade receivables (net of allowance for credit losses of $2,019 and $1,583 as of June 30, 2024 and December 31, 2023, respectively)	70,699	77,269
Prepaid expenses and other current assets	24,443	26,400
Contract acquisition costs	5,516	5,550
Inventories	8,784	9,940
Total current assets	414,751	422,082

Non-current assets
Other non-current assets	8,224	7,341
Marketable securities	60,652	28,859
Deferred tax assets, net	8,806	7,024
Property and equipment, net	15,806	15,896
Intangible assets, net	9,807	10,594
Goodwill	26,829	26,829
Operating lease right-of-use assets, net	11,708	14,260
Total non-current assets	141,832	110,803

Total assets	$556,583	$532,885

Liabilities and shareholders’ (deficiency) equity

Current Liabilities
Trade payables	$6,510	$8,282
Other accounts payable and accrued expenses	42,259	44,845
Deferred revenues	183,938	195,725
Operating lease liabilities	4,521	4,972
Total current liabilities	237,228	253,824

Long-term liabilities
Other long term liabilities	6,492	5,515
Deferred revenues	42,369	47,098
Restricted Sponsor Shares liability	75,230	47,247
Price Adjustment Shares liability	134,758	81,715
Warrant liability	93,510	54,117
Operating lease liabilities	7,155	9,157
Total long-term liabilities	359,514	244,849

Total liabilities	$596,742	$498,673

Shareholders’ (deficiency) equity
Share capital	*)	*)
Additional paid-in capital	(64,284)	(84,896)
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	1,250	1,050
Retained earnings	22,960	118,143
Total shareholders’ (deficiency) equity	(40,159)	34,212

Total liabilities and shareholders’ (deficiency) equity	$556,583	$532,885

*)	Less than 1 USD

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Subscription services	$65,738	$50,512	$127,841	$97,879
Term-license	19,630	16,694	36,749	30,609
Total subscription	85,368	67,206	164,590	128,488
Other non-recurring	3,486	1,972	7,054	4,890
Professional services	6,860	7,506	13,652	14,540
Total revenue	95,714	76,684	185,296	147,918

Cost of revenue:
Subscription services	6,399	4,946	12,197	9,438
Term-license	—	—	—	2
Total subscription	6,399	4,946	12,197	9,440
Other non-recurring	4,826	2,926	7,920	5,907
Professional services	5,036	5,159	9,408	10,090
Total cost of revenue	16,261	13,031	29,525	25,437

Gross profit	$79,453	$63,653	$155,771	$122,481

Operating expenses:
Research and development	23,693	21,053	46,890	42,184
Sales and marketing	32,320	26,745	64,379	54,346
General and administrative	10,953	11,232	22,768	21,192
Total operating expenses	$66,966	$59,030	$134,037	$117,722

Operating income	$12,487	$4,623	$21,734	$4,759
Financial expense, net	(34,502)	(36,051)	(113,078)	(74,826)
Loss before tax	(22,015)	(31,428)	(91,344)	(70,067)
Tax expense	1,796	920	3,839	2,886
Net loss	$(23,811)	$(32,348)	$(95,183)	$(72,953)

Losses per share
Basic	$(0.12)	$(0.17)	$(0.48)	$(0.37)
Diluted	$(0.12)	$(0.17)	$(0.48)	$(0.37)

Weighted average shares outstanding
Basic	198,949,594	188,130,294	197,840,662	187,239,136
Diluted	198,949,594	188,130,294	197,840,662	187,239,136

Other comprehensive (loss) income:
Unrealized (loss) income arising during the period	(326)	70	(850)	26
Unrealized (loss) income on marketable securities	(100)	(51)	(320)	126
Currency translation adjustments	187	(368)	1,370	(966)
Total other comprehensive (loss) income, net of tax	(239)	(349)	200	(814)
Total other comprehensive loss	$(24,050)	$(32,697)	$(94,983)	$(73,767)

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:
Net loss	$(23,811)	$(32,348)	$(95,183)	$(72,953)
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation and RSU’s	6,555	4,600	12,251	9,057
Amortization of premium, discount and accrued interest on marketable securities	(755)	(290)	(1,302)	(461)
Depreciation and amortization	2,576	2,569	5,256	5,016
Interest income from short term deposits	(2,642)	(1,713)	(5,470)	(2,397)
Deferred tax assets, net	(942)	(98)	(1,568)	462
Remeasurement of warrant liability	16,806	12,454	39,393	22,263
Remeasurement of Restricted Sponsor Shares	9,098	9,051	27,983	20,093
Remeasurement of Price Adjustment Shares liabilities	12,676	16,655	53,043	36,597
(Increase) decrease in trade receivables	(9,237)	8,490	6,021	18,117
(Decrease) increase in deferred revenue	(1,649)	87	(15,055)	10,555
Increase in other non-current assets	(1,492)	(135)	(883)	(1,062)
Decrease (increase) in prepaid expenses and other current assets	785	(1,987)	2,752	(5,624)
Changes in operating lease assets	1,313	1,333	2,641	2,700
Changes in operating lease liability	(1,273)	(1,400)	(2,542)	(2,962)
Decrease (increase) in inventories	474	583	1,151	(642)
(Decrease) increase in trade payables	(449)	117	(1,591)	381
Increase (decrease) in other accounts payable and accrued expenses	6,114	(862)	(3,320)	(9,741)
Increase (decrease) in other long-term liabilities	366	(530)	977	(347)
Net cash provided by operating activities	14,513	16,576	24,554	29,052

Cash flows from investing activities:

Purchases of property and equipment	(2,073)	(825)	(3,568)	(1,889)
Purchase of Intangible assets	(279)	—	(904)	—
Investment in marketable securities	(30,890)	(10,653)	(99,282)	(27,005)
Proceeds from maturity of marketable securities	20,391	13,434	35,436	29,507
Investment in short term deposits	(79,000)	(38,000)	(122,000)	(54,000)
Redemption of short term deposits	58,587	25,302	75,459	38,581
Net cash used in investing activities	(33,264)	(10,742)	(114,859)	(14,806)

Cash flows from financing activities:

Exercise of options to shares	2,568	5,079	6,887	7,185
Proceeds from Employee Share Purchase Plan, net	756	610	1,506	1,234
Net cash provided by financing activities	3,324	5,689	8,393	8,419

Net (decrease) increase in cash and cash equivalents	(15,427)	11,523	(81,912)	22,665
Net effect of Currency Translation on cash and cash equivalents	(49)	7	(649)	192
Cash and cash equivalents at beginning of period	122,432	98,972	189,517	87,645
Cash and cash equivalents at end of period	$106,956	$110,502	$106,956	$110,502

Supplemental cash flow information:
Income taxes paid	$1,766	$4,902	$2,557	$8,527
Non-cash activities
Operating lease liabilities arising from obtaining right of use assets	$126	$228	$215	$1,258

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	$16,261	$13,031	$29,525	$25,437
Less:
Share based compensation	663	414	1,093	800
Acquisition related costs	—	14	2	27
Non-GAAP cost of revenues	$15,598	$12,603	$28,430	$24,610

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$79,453	$63,653	$155,771	$122,481
Share based compensation	663	414	1,093	800
Acquisition related costs	—	14	2	27
Non-GAAP gross profit	$80,116	$64,081	$156,866	$123,308

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	$66,966	$59,030	$134,037	$117,722
Less:
Issuance expenses	—	(345)	—	(345)
Share based compensation	5,892	4,186	11,158	8,257
Amortization of intangible assets	764	840	1,691	1,636
Acquisition related costs	—	(337)	7	(86)
Non-GAAP operating expenses	$60,310	$54,686	$121,181	$108,260

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating income	$12,487	$4,623	$21,734	$4,759
Issuance expenses	—	(345)	—	(345)
Share based compensation	6,555	4,600	12,251	9,057
Amortization of intangible assets	764	840	1,691	1,636
Acquisition related costs	—	(323)	9	(59)
Non-GAAP operating income	$19,806	$9,395	$35,685	$15,048

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	$(23,811)	$(32,348)	$(95,183)	$(72,953)
Issuance expenses	—	(345)	—	(345)
Share based compensation	6,555	4,600	12,251	9,057
Amortization of intangible assets	764	840	1,691	1,636
Acquisition related costs	—	(323)	9	(59)
Tax expense	837	131	604	1,325
Finance expense from financial derivatives	38,580	38,160	120,419	78,953
Non-GAAP net income	$22,925	$10,715	$39,791	$17,614

Non-GAAP Earnings per share:
Basic	$0.11	$0.05	$0.19	$0.09
Diluted	$0.10	$0.05	$0.18	$0.08

Weighted average shares outstanding:
Basic	198,949,594	188,130,294	197,840,662	187,239,136
Diluted	211,343,253	199,704,722	210,616,686	199,820,166

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	$(23,811)	$(32,348)	$(95,183)	$(72,953)
Financial expense, net	34,502	36,051	113,078	74,826
Tax expense	1,796	920	3,839	2,886
Issuance expenses	—	(345)	—	(345)
Share based compensation	6,555	4,600	12,251	9,057
Amortization of intangible assets	764	840	1,691	1,636
Acquisition related costs	—	(323)	9	(59)
Depreciation expenses	1,812	1,729	3,565	3,380
Adjusted EBITDA	$21,618	$11,124	$39,250	$18,428